CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(EXPRESSED IN US DOLLARS)

LITHIUM ARGENTINA AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(Expressed in thousands of US dollars)

		September 30, 2026	December 31, 2025
	Note	$	$
CURRENT ASSETS
Cash and cash equivalents	5	312,332	61,134
Receivables from purchasers for lithium carbonate	9	57,461	23,209
Other receivables, prepaids and deposits		748	369
Assets held for sale	4	532,049	-
		902,590	84,712
NON-CURRENT ASSETS
Investment in Sal de la Puna Project	6	-	183,370
Loans to Exar Capital	8	295,995	308,333
Loans to Minera Exar	10	-	71,537
Investment in Cauchari-Olaroz Project	7	144,428	93,352
Long-term receivable from JEMSE	7	8,674	8,077
Property, plant and equipment	11	670	9,374
Exploration and evaluation assets	12	1,400	341,014
Deferred income tax asset	21	11	11
		451,178	1,015,068
TOTAL ASSETS		1,353,768	1,099,780

CURRENT LIABILITIES
Accounts payable and accrued liabilities		6,196	5,942
Payable to Minera Exar for lithium carbonate purchases	9	60,002	25,507
PGCo Shareholder liabilities - Ganfeng	10	-	12,859
Convertible notes interest and other liabilities		1,525	2,486
2021 Equity-settleable convertible notes	13	250,581	234,161
GFL Convertible debentures	13	177,728	-
Liabilities held for sale	4	944	-
		496,976	280,955
NON-CURRENT LIABILITIES
Deferred income tax liability	21	-	431
Other liabilities		247	1,461
		247	1,892
TOTAL LIABILITIES		497,223	282,847

EQUITY
Share capital		1,642	1,624
Capital reserve		1,529,123	1,514,732
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(721,721)	(744,989)
TOTAL EQUITY ATTRIBUTABLE TO LITHIUM ARGENTINA'S SHAREHOLDERS		805,557	767,880
Non-controlling interest	10	50,988	49,053
TOTAL EQUITY		856,545	816,933
TOTAL LIABILITIES AND EQUITY		1,353,768	1,099,780
Approved for issuance on November 9, 2026
On behalf of the Board of Directors:

“Robert Doyle” Director	“George Ireland” Director

1

LITHIUM ARGENTINA AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Unaudited)
(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2026	2025	2026	2025
		$	$	$	$
INCOME/EXPENSES
Exploration and evaluation expenditures	17	(195)	(584)	(661)	(1,924)
General and administrative	16	(5,003)	(3,394)	(14,732)	(11,391)
Share based compensation	14	(4,003)	(3,205)	(13,183)	(11,792)
Share of income/(loss) of Cauchari-Olaroz Project	7	16,753	(52,499)	51,076	(53,422)
		7,552	(59,682)	22,500	(78,529)
OTHER ITEMS
Transaction costs		(1,031)	(858)	(2,526)	(3,174)
Gain/(loss) on financial instruments measured at fair value	13	7,262	(425)	5,448	111
Finance and other costs	18	(8,533)	(7,132)	(24,529)	(21,116)
Foreign exchange gain		63	222	119	82
Loss on JEMSE receivable	7	—	(9,261)	—	(9,261)
Finance and other income	19	8,209	11,304	23,691	36,536
		5,970	(6,150)	2,203	3,178

INCOME/(LOSS) BEFORE TAXES		13,522	(65,832)	24,703	(75,351)

Income tax expense:
Deferred tax recovery	21	—	1,827	—	—

INCOME/(LOSS) FROM CONTINUING OPERATIONS		13,522	(64,005)	24,703	(75,351)

LOSS FROM DISCONTINUED OPERATIONS	4	(554)	(469)	(2,980)	(393)

NET INCOME/(LOSS)		12,968	(64,474)	21,723	(75,744)
ATTRIBUTABLE TO:
Equity holders of Lithium Argentina		13,037	(64,408)	23,268	(75,711)
Non-controlling interest		(69)	(66)	(1,545)	(33)

TOTAL COMPREHENSIVE INCOME/(LOSS)		12,968	(64,474)	21,723	(75,744)
BASIC AND DILUTED (LOSS)/INCOME PER SHARE FROM CONTINUING OPERATIONS
Income/(loss) per share - basic		0.08	(0.39)	0.15	(0.46)
Income/(loss) per share - diluted		0.08	(0.39)	0.14	(0.46)
BASIC AND DILUTED LOSS PER SHARE FROM DISCONTINUED OPERATIONS
Loss per share - basic		—	—	(0.01)	—
Loss per share - diluted		—	—	(0.01)	—
BASIC AND DILUTED INCOME/(LOSS) PER SHARE
Income/(loss) per share - basic		0.08	(0.40)	0.14	(0.47)
Income/(loss) per share - diluted		0.08	(0.40)	0.13	(0.47)
Weighted average number of common shares outstanding - basic		164,164	162,362	163,802	162,103
Weighted average number of common shares outstanding - diluted		173,214	162,362	172,852	162,103

2

LITHIUM ARGENTINA AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited)
(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number of shares	Amount $	Capital Reserve $	Accumulated other comprehensive loss $	Deficit $	Shareholders’ equity $	Non-controlling interest $	Total equity $
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2024	161,932	1,619	1,499,682	(3,487)	(669,540)	828,274	62,656	890,930
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	430	4	(4)	-	-	0	-	0
Equity compensation	-	-	11,792	-	-	11,792	-	11,792
Net loss	-	-	-	-	(75,711)	(75,711)	(33)	(75,744)
Balance September 30, 2025	162,362	1,623	1,511,470	(3,487)	(745,251)	764,355	62,623	826,978

Balance December 31, 2025	162,407	1,624	1,514,732	(3,487)	(744,989)	767,880	49,053	816,933
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	1,774	18	1,208	-	-	1,226	-	1,226
Share based compensation (Note 14)	-	-	13,183	-	-	13,183	-	13,183
Amendment to PGCo Share Premium Reduction and Shareholder Distribution (Note 10)	-	-	-	-	-	-	3,480	3,480
Net income/(loss)	-	-	-	-	23,268	23,268	(1,545)	21,723
Balance September 30, 2026	164,181	1,642	1,529,123	(3,487)	(721,721)	805,557	50,988	856,545

3

LITHIUM ARGENTINA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in thousands of US dollars)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2026	2025	2026	2025
		$	$	$	$
OPERATING ACTIVITIES
INCOME/(LOSS) FROM CONTINUING OPERATIONS		13,522	(64,005)	24,703	(75,351)
LOSS FROM DISCONTINUED OPERATIONS		(554)	(469)	(2,980)	(393)
Income/(loss)		12,968	(64,474)	21,723	(75,744)

Items not affecting cash and other items:
Share based compensation		4,003	3,205	13,183	11,792
Depreciation	11	86	76	260	262
Deferred tax recovery	21	-	(1,827)	-	-
Foreign exchange gain		(63)	(222)	(119)	(82)
Share of (gain)/loss of Cauchari-Olaroz Project	7	(16,753)	52,499	(51,076)	53,422
Loss on JEMSE receivable	7	-	9,261	-	9,261
(Gain)/loss on financial instruments measured at fair value	13	(7,262)	425	(5,448)	(111)
Finance income		(6,906)	(10,511)	(20,831)	(34,106)
Finance and other costs		8,273	7,092	24,448	20,528
Payment of interest on the convertible notes and debt facilities		(2,264)	(2,264)	(4,528)	(4,528)
Changes in non-cash working capital items:
(Increase)/decrease in receivables, prepaids and deposits		(10,186)	5,638	(34,751)	498
Increase/(decrease) in accounts payable and accrued liabilities		6,201	(5,447)	33,919	(5,478)
Cash used in operating activities by continuing operations		(11,349)	(6,080)	(20,240)	(23,893)
Cash used in operating activities by discontinued operations	4	(693)	(1,046)	(2,387)	(3,867)
Net cash used in operating activities		(12,042)	(7,126)	(22,627)	(27,760)

INVESTING ACTIVITIES
Acquisition of Exar Capital loans from Ganfeng	8	-	-	(26,005)	-
Proceeds from loan and interest paid by Exar Capital	8	45,640	-	58,576	3,920
Cash provided/(used) in investing activities by continuing operations		45,640	-	32,571	3,920
Cash (used)/provided by investing activities by discontinued operations	4	(135)	2,951	71,702	2,469
Net cash provided by investing activities		45,505	2,951	104,273	6,389

FINANCING ACTIVITIES
Proceeds from GFL convertible debt	13	180,000	-	180,000	-
Proceeds from equity awards exercises		1	-	1,226	-
Lease payments		(70)	(76)	(223)	(256)
Cash provided/(used) in financing activities by continuing operations		179,931	(76)	181,003	(256)
Cash used in financing activities by discontinued operations	4	(271)	-	(10,994)	-
Net cash provided/(used) in financing activities		179,660	(76)	170,009	(256)

Effect of foreign exchange on cash		63	221	113	82
Cash held for sale	4	(570)	-	(570)	-

CHANGE IN CASH AND CASH EQUIVALENTS		212,616	(4,030)	251,198	(21,545)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		99,716	68,028	61,134	85,543
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		312,332	63,998	312,332	63,998

4

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.NATURE OF OPERATIONS
Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), is a Swiss-domiciled resource company with lithium projects located in Argentina. The Company is incorporated as a Swiss share corporation and its registered office is located at Dammstrasse 19, 6300 Zug, Switzerland. The Company’s common registered shares trade on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “LAR”.

On January 23, 2025, the Company completed a plan of arrangement under which it continued from the province of British Columbia into Zug, Canton of Zug, Switzerland, and changed its name from “Lithium Americas (Argentina) Corp.” to “Lithium Argentina AG” (the “Continuation”) (Note 14).

The Company is focused on the operation of the Cauchari-Olaroz lithium brine project (“Cauchari-Olaroz”), located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, north-western Argentina, which achieved commercial production effective October 1, 2024. The Company holds a 44.8% interest in Minera Exar S.A. (“Minera Exar”), the Argentine company that owns Cauchari-Olaroz. Ganfeng Lithium Co. Ltd. (“Ganfeng”) holds 46.7%, and Jujuy Energía y Minería Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial government of Jujuy, holds the remaining 8.5%. The Company’s interest in Minera Exar is accounted for using the equity method.
As at September 30, 2026, the Company also held an 85.1% interest in the Pastos Grandes lithium project (“Pastos Grandes”), acquired through Millennial Lithium B.V. (“Millennial”) in January 2022, and a 65% interest in the Sal de la Puna project (“Sal de la Puna”), acquired through Arena Minerals Holdings B.V. (“Arena Minerals”) in April 2023 and transferred to Millennial in the second quarter of 2026. Both are lithium brine projects in Salta province, north-western Argentina. Pastos Grandes is consolidated. Sal de la Puna is a joint venture and was accounted for using the equity method until August 24, 2026 (Note 6). Arena Minerals also holds the Salar de Antofalla exploration project (the “Antofalla Project”).

On August 24, 2026, the Company and Ganfeng entered into definitive agreements to combine Pastos Grandes and Sal de la Puna with Ganfeng’s wholly owned Pozuelos-Pastos Grandes project in a new joint venture (the “PPG JV”), in which the Company holds 33% and Ganfeng 67% following completion. The Antofalla Project does not form part of the PPG JV. From August 24, 2026, Millennial and its interests in Pastos Grandes and Sal de la Puna are classified as held for sale, and their results are presented as a discontinued operation (Note 4). The transaction closed on October 12, 2026 (Note 23).

2.BASIS OF PRESENTATION
These condensed consolidated interim financial statements of the Company (“Interim Financials”) have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting and were approved by the Board of Directors on November 9, 2026. The Interim Financials should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2025 (the “2025 Annual Financials”), which have been prepared in accordance with IFRS Accounting Standards.
The Interim Financials are expressed in United States dollars (“US$”), the Company’s presentation currency. The same accounting policies and methods of computation have been used in the Interim Financials and 2025 Annual Financials other than those disclosed in Note 3.

5

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.SUMMARY OF MATERIAL ACCOUNTING POLICIES
Estimation Uncertainty and Accounting Policy Judgments
The preparation of these Interim Financials in conformity with IFRS Accounting Standards applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The nature and number of significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that management applied to the 2025 Annual Financials except as disclosed below.
Convertible Debenture Issued to GFL

The convertible debenture issued to GFL International Co., Limited ("GFL"), a subsidiary of Ganfeng (Note 13), contains a conversion right together with a number of redemption and conversion price adjustment features. Management exercises judgment in determining how those features are classified and accounted for.

The conversion feature is classified as a financial liability rather than as equity. For twelve months from issuance, the conversion price is reduced if the Company issues common shares or convertible securities below that price in private financing, and the number of common shares deliverable on conversion is therefore not fixed. Accordingly, the debenture is classified as a financial liability.

Management also exercises judgment in determining that the conversion right and the related redemption and adjustment features are accounted for together as a single compound embedded derivative, as each is a means of settling the same principal balance and the exercise of one extinguishes the others, and in presenting the debenture within current liabilities, as the conversion feature is not classified as equity and the Company therefore does not have an unconditional right to defer settlement for at least twelve months.

The fair value of the embedded derivative is determined using a valuation model and is not traded in an active market. Management exercises judgment in selecting the valuation method and in making estimates of model inputs based on conditions existing at the reporting date, in particular the expected volatility of the Company’s common shares over the remaining term of the instrument and the credit spread applicable to the Company.

Classification of the PPG Disposal Group as Held for Sale

During the third quarter of 2026, the Company and Ganfeng entered into definitive agreements to consolidate Pastos Grandes and Sal de la Puna into the PPG JV (Note 4). Management exercises judgment in determining the date from which the related assets and liabilities are classified as held for sale and in determining that the disposal group represents a discontinued operation.

Management concluded that the criteria in IFRS 5 were met on execution of the definitive agreements and continued to be met as at September 30, 2026. That assessment required judgment as to whether the disposal group was available for immediate sale in its present condition and whether the sale was highly probable, notwithstanding that regulatory and stock exchange approvals remained outstanding at that time. Management also concluded that the disposal group represents a separate major line of business and is accordingly presented as a discontinued operation.

6

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
3.SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Classification as held for sale does not affect the assessment of control. The Company retained control of the entities within the disposal group until completion on October 12, 2026, and continued to consolidate them through to September 30, 2026.

New IFRS Pronouncements
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
The Company adopted the amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments effective January 1, 2026. These amendments clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system.
It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features.

These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
Upon adoption, the Company applied the optional exemption permitting derecognition of financial liabilities settled through qualifying electronic payment systems at the date the payment instruction is released, rather than the settlement date. Management assessed the Company’s payment processes and determined that the criteria for application of this exemption are met.
The adoption of these amendments did not have a material impact on the Company’s condensed consolidated interim financial statements and did not result in any significant changes to the classification or measurement of financial instruments.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the International Accounting Standards Board (“IASB”) issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements.
IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and will be applied retrospectively. It introduces defined categories and required subtotals in the statement of profit or loss, disclosures of management-defined performance measures, and enhanced requirements for the aggregation and disaggregation of information. IFRS 18 does not change the recognition or measurement of items in the financial statements.
The Company has performed an initial assessment of IFRS 18, covering the classification of its income and expenses into the new categories, the subtotals to be presented, the grouping and labelling of line items and notes, and the measures it uses in public communications. Based on its initial assessment, the Company expects that its share of profit or loss of associates and joint ventures and interest income on loans to Exar Capital will be presented in the investing category, and that interest expense and fair value changes on its convertible instruments will be presented in the financing category. IFRS 18 is not expected to affect net income or loss, earnings or loss per share, or the consolidated statement of financial position. The Company is continuing to assess the management-defined performance measures it uses in public communications and the related disclosures, as well as the transition disclosures, including the line-by-line reconciliation of the statement of profit or loss required on adoption.
Amendments to IAS 28 – Fair Value Option for Investments in Associates and Joint Ventures

7

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
3.SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

In June 2026, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which clarify the application of the fair value option for investments in associates and joint ventures.
The amendments specify which entities are eligible to elect to measure such investments at fair value through profit or loss, thereby providing additional guidance on the scope and application of this option.
The amendments are effective for annual reporting periods beginning on or after January 1, 2027, and are to be applied when an entity first applies IFRS 18, Presentation and Disclosure in Financial Statements. Early application is permitted if IFRS 18 is adopted early. These amendments are not expected to have an impact on the Company's consolidated financial statements.

4.DISCONTINUED OPERATIONS
On August 24, 2026, the Company and Ganfeng entered into definitive agreements to establish a joint venture consolidating the Pozuelos-Pastos Grandes projects in Salta Province, Argentina (the “PPG JV”). Pursuant to the definitive agreements, the Company contributed its interest in Millennial, which holds the Pastos Grandes project and the Company’s 65% interest in the Sal de la Puna project, and Ganfeng contributed its Pozuelos-Pastos Grandes project, following which the Company holds 33% and Ganfeng holds 67% of the PPG JV. The transaction closed on October 12, 2026 (Note 23).

The Company concluded that the criteria for classification as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, were met on execution of the definitive agreements. In accordance with IFRS 5, the assets and liabilities of such entities have been reclassified as a disposal group and presented as assets and liabilities held for sale in the statement of financial position, and the operations have been classified as discontinued operations for the three and nine months ended September 30, 2026, and the associated comparative prior periods in the statement of comprehensive income/(loss). The disposal group was previously presented within the Pastos Grandes Basin reportable segment.

As the fair value less costs to sell exceeded the carrying value of the disposal group, the assets and liabilities were reclassified at their carrying value.

As at September 30, 2026, the carrying value of the disposal group comprised the following assets and liabilities:

$
Assets
Cash	570
Receivables, prepaids and deposits	57
Investment in Sal de la Puna joint venture	183,442
Exploration and evaluation assets	339,620
Property, plant and equipment	8,360
Assets held for sale	532,049

Liabilities
Accounts payable and accrued liabilities	(193)
Other liabilities	(751)
Liabilities held for sale	(944)

Net assets held for sale	531,105

8

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
4.DISCONTINUED OPERATIONS (continued)
The results and cash flows for the three and nine month periods ended September 30, 2026 of discontinued operations are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
EXPENSES
Exploration and evaluation expenditures	(508)	(698)	(1,895)	(3,367)
General and administrative	(6)	(10)	(56)	(43)
Share of loss of Sal de la Puna Project	(26)	(13)	(234)	(127)
	(540)	(721)	(2,185)	(3,537)

OTHER ITEMS
Finance and other costs	(26)	(1,008)	(1,791)	(1,010)
Foreign exchange gain/(loss)	9	(352)	69	(406)
Finance and other income	3	1,612	496	4,560
	(14)	252	(1,226)	3,144

LOSS BEFORE TAXES	(554)	(469)	(3,411)	(393)

Deferred tax recovery	—	—	431	—

LOSS FROM DISCONTINUED OPERATIONS	(554)	(469)	(2,980)	(393)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Cash used in operating activities by discontinued operations	(693)	(1,046)	(2,387)	(3,867)
Cash (used)/provided by investing activities by discontinued operations	(135)	2,951	71,702	2,469
Cash used in financing activities by discontinued operations	(271)	—	(10,994)	—

5.CASH AND CASH EQUIVALENTS
Cash and cash equivalents

	September 30, 2026	December 31, 2025
	$	$
Cash	1,159	6,587
Cash equivalents	311,173	54,547
	312,332	61,134
As at September 30, 2026, cash and cash equivalents included $107 held in Canadian dollars (December 31, 2025 – $65), $312,115 in US dollars (December 31, 2025 – $59,152), $36 in Argentine Pesos (December 31, 2025 – $1,872) and $74 in Swiss Francs (December 31, 2025 – $45).

9

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
5.CASH AND CASH EQUIVALENTS (continued)
During the nine months ended September 30, 2026, cash and cash equivalents generated an interest income of $2,861 (2025 – $2,275).

Included in cash and cash equivalents at September 30, 2026, is $180,000 of proceeds from the GFL Debenture (Note 13), the use of which is contractually restricted to purchasing, refinancing or repaying the Company’s 2021 equity-settleable convertible notes. The proceeds were held in the Company’s bank accounts and deposits and were accessible to the Company on demand. Subsequent to September 30, 2026, the proceeds were applied, together with cash on hand, to repurchase $200,000 aggregate principal amount of those notes (Note 23).

As at September 30, 2026, $570 of cash balance was reclassified and presented as assets held for sale (Note 4).

6.SAL DE LA PUNA JOINT VENTURE
The Company holds a 65% interest in the Sal de la Puna Project, acquired through Arena Minerals on April 20, 2023, and held through Millennial since Q2 2026, through a joint venture interest in Sal de la Puna Holdings S.à r.l., the 100% owner of the Argentine entity Puna Argentina S.A.U. (“PASA”), the owner of the claims forming part of Sal de la Puna. The remaining 35% of PASA is owned by joint venture partner GFL International Co. Limited.

The Company’s 65% ownership interest in Sal de la Puna is a joint venture and was accounted for using the equity method of accounting until August 24, 2026. From August 24, 2026, the Company ceased to apply the equity method and the carrying amount of the investment is included within assets held for sale (Note 4).

Changes in the investment balance are summarized below:

$
Investment in Sal de la Puna, as at December 31, 2024	183,207
Contribution to investment in Sal de la Puna	419
Share of loss of Sal de la Puna	(256)
Investment in Sal de la Puna, as at December 31, 2025	183,370
Contribution to investment in Sal de la Puna	306
Share of loss of Sal de la Puna	(234)
Reclassification to assets held for sale (Note 4)	(183,442)
Investment in Sal de la Puna, as at September 30, 2026	—
7.INVESTMENT IN CAUCHARI-OLAROZ PROJECT
As at September 30, 2026, the Company, Ganfeng, and JEMSE hold 44.8%, 46.7%, and 8.5% equity interests, respectively, in Minera Exar, the entity that holds all rights, title, and interest in the Cauchari-Olaroz project, located in the Jujuy province of Argentina. The Company and Ganfeng are also 49% and 51% shareholders, respectively, in Exar Capital, a company that provides shareholder financing to Minera Exar. Minera Exar and Exar Capital are associates of the Company and are accounted for using the equity method of accounting. The investment in Minera Exar and Exar Capital together is referred to as the “Investment in Cauchari-Olaroz project.”
The Company’s operations related to Cauchari-Olaroz are conducted through its equity investees, Minera Exar and Exar Capital, which are governed by a shareholders’ agreement between the Company and Ganfeng. The agreement regulates key aspects of governance and provides the Company with significant influence over Minera Exar.

10

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
7.INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)
Under the agreement, the Company and Ganfeng are entitled to the project’s production offtake on a 49%/51% basis, and construction costs are shared on the same pro-rata basis.

JEMSE Receivable
The Company has long-term receivables from JEMSE arising from arrangements under which JEMSE reimburses the Company for certain historical project funding through the assignment of a portion of future dividends from Minera Exar.
During 2025, the Company recognized adjustments to the carrying value of these receivables based on updated cash flow estimates, including the recognition of an additional receivable in connection with the loan restructuring completed during the year.
As at September 30, 2026, the total carrying value of the long-term receivables from JEMSE was $8,674 (December 31, 2025 – $8,077).
Investment in Cauchari-Olaroz Project
Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$
Investment in Cauchari-Olaroz Project, as at December 31, 2024	32,919
Contribution to investment in Cauchari-Olaroz Project through capitalization of loans	99,422
Reduction in investment arising from capital contribution allocated to JEMSE	(8,668)
Shareholder's contribution from the restructuring of loans	8,680
Gain on modification of Exar-PGCo loan amendment	766
Recognition of previously unrecognized share of losses for year 2024	(26,043)
Share of loss of Cauchari-Olaroz Project for the current period	(13,724)
Investment in Cauchari-Olaroz Project, as at December 31, 2025	93,352
Share of income of Cauchari-Olaroz Project for the current period	51,076
Investment in Cauchari-Olaroz Project, as at September 30, 2026	144,428
For the nine months ended September 30, 2026, the Company recognized its share of income from the Cauchari-Olaroz project totaling $51,076 in the statement of comprehensive income.
The following is the condensed financial information of Minera Exar on a 100% basis, as amended to reflect the Company’s accounting policies.

11

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
7.INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

	September 30, 2026	December 31, 2025
	$	$
Current assets:
Cash and cash equivalents	32,937	70,799
Short-term investments	154,124	16,083
Other current assets	398,514	344,483
Total current assets	585,575	431,365
Non-current assets	1,374,536	1,409,357
Current liabilities:
Third-party loans	(253,386)	(242,910)
Other current liabilities	(59,505)	(61,599)
Total current liabilities	(312,891)	(304,509)
Non-current liabilities:
Third-party loans	(104,184)	(49,781)
Loans from Exar Capital	(845,291)	(911,338)
Loans from PGCo	-	(71,537)
Derivative liability on loans from Exar Capital and PGCo	(7,372)	(10,614)
Other non-current liabilities	(175,002)	(90,633)
Net assets	515,371	402,310
As of September 30, 2026, Minera Exar’s outstanding third-party debt amounted to $357,570 (December 31, 2025 – $292,690), while its cash and short-term investments balance was $187,061 (December 31, 2025 – $86,882). During the nine months ended September 30, 2026, Minera Exar fully repaid the $72,015 credit facility previously owed to PGCo. The outstanding third-party debt primarily comprises the following:

▪Approximately $100,000 loan from a major international bank, secured by standby letters of credit arranged by Ganfeng, maturing within twelve months from September 30, 2026 in two tranches of $50,000 each, on October 21, 2026 and December 1, 2026. On October 21, 2026, the first tranche was extended to October 18, 2027, and the related standby letter of credit to October 31, 2027. The Company has provided a guarantee to Ganfeng for its 49% share, amounting to $49,000, in respect of this loan. No amount has been recognized by the Company in respect of this guarantee as at September 30, 2026.

The Company and Ganfeng have negotiated a three-year extension of the maturity of this loan, which has been approved by the regulatory authority. As the standby letter of credit was originally issued for a one-year term, the loan was structured with a corresponding one-year maturity. Upon extension of the standby letter of credit, the loan will automatically roll over for the remainder of the agreed three-year term.

▪Approximately $86,000 loans from major international banks, secured by a corporate guarantee provided by Ganfeng. The Company has provided a guarantee to Ganfeng for its 49% share, amounting to $42,000, in respect of this loan. No amount has been recognized by the Company in respect of this guarantee as at September 30, 2026. Of the total outstanding balance, approximately $7,000 matures within twelve months from September 30, 2026, $2,500 matures in December 2027, $46,000 matures in mid-2028, and $30,500 matures in mid-2029.

▪Approximately $112,500 in third-party borrowings, secured by sovereign bonds issued by the Central Bank of Argentina as well as corporate bonds held by Minera Exar. The borrowings mature within twelve months from September 30, 2026.

12

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
7.INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)
▪Approximately $50,000 in unsecured bonds issued by Minera Exar in November 2024, carrying a contractual interest rate of 8% with semi-annual interest payments. The bonds’ principal will mature in two tranches: the first tranche of $25,000 on May 11, 2027, and the second tranche of $25,000 on November 11, 2027.

	Three Months Ended September 30,		Nine Months Ended September 30,
Exar Condensed Statement of Comprehensive Income	2026	2025	2026	2025
(100% basis unless otherwise indicated)	$	$	$	$
Sales	184,375	58,481	526,797	179,942
Cost of sales	(73,377)	(56,973)	(201,716)	(174,029)
Gross profit	110,998	1,508	325,081	5,913

Selling and distribution expenses	(13,800)	(4,620)	(40,356)	(13,994)
Administrative and other expenses	(1,250)	(1,367)	(3,756)	(5,596)
Finance costs	(26,412)	(35,359)	(77,324)	(109,513)
Foreign exchange loss	(1,623)	(2,727)	(4,561)	(7,955)
Derivative gain/(loss)	1,800	(45,223)	(5,561)	51,289
Other income/(expense)	3,651	419	2,757	116
Deferred tax expense	(36,561)	20,640	(83,219)	9,789
Net income/(loss)	36,803	(66,729)	113,061	(69,951)
Minera Exar has to settle certain loans provided by Exar Capital in US$ with sufficient Argentine Pesos (“ARS$”) at the implied market exchange rate. This settlement mechanism requires Minera Exar to repay the loans with more US$ at the official exchange rate.
Since the repayment mechanism for the USD loans provided by Exar Capital is linked to the implied market foreign exchange rate in Argentina rather than the official foreign exchange rate, it results in an embedded derivative in the loans payable by Minera Exar. The fair value of this embedded derivative fluctuates with changes in the spread between the implied market exchange rate and the official exchange rate. During the nine months ended September 30, 2026, the spread widened modestly resulting in a fair value loss of $5,561, which was recognized in Minera Exar’s condensed statement of comprehensive income.

Exar Condensed Statement of Cash Flows	Three Months Ended September 30,		Nine Months Ended September 30,
(100% basis unless otherwise indicated)	2026	2025	2026	2025
	$	$	$	$
Net cash provided/(used) in operating activities	94,573	5,229	272,552	(33,688)
Net cash (used)/provided by investing activities	(112,552)	357	(184,837)	6,508
including purchases of property, plant and equipment	(2,818)	(3,438)	(6,465)	(9,643)
including repayment of capitalized interest on shareholder loans	(19,610)	—	(36,146)	—
Net cash (used)/provided by financing activities	20,131	23,609	(125,336)	72,491
Effect of foreign exchange on cash	132	(505)	(241)	(2,816)
Change in cash and cash equivalents	2,284	28,690	(37,862)	42,495
Cash and cash equivalents - beginning of the period	30,653	24,995	70,799	11,190
Cash and cash equivalents - end of the period	32,937	53,685	32,937	53,685

13

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
8.LOANS TO EXAR CAPITAL
The Company has entered into loan agreements with Exar Capital. Changes in the balances of loans to Exar Capital are summarized below.

$
Loans to Exar Capital, as at December 31, 2024	380,415
Repayment of loans and interest by Exar Capital	(3,920)
Accrued interest	39,939
Capitalization of loans to investment in Cauchari-Olaroz Project	(99,422)
Derecognition of existing loans upon extinguishment	(308,314)
Recognition of new loans at fair value upon restructuring	299,635
Loans to Exar Capital, as at December 31, 2025	308,333
Acquisition of Exar Capital loans from Ganfeng	26,005
Repayment of loans and interest by Exar Capital	(58,576)
Accrued interest	20,233
Loans to Exar Capital, as at September 30, 2026	295,995
The loans provided by the Company to Exar Capital are thereafter advanced to Minera Exar to finance the construction of Cauchari-Olaroz, and to support its working capital and other funding requirements.
Under the amended and restated loan agreements, the loans advanced by the Company to Exar Capital bear interest rates ranging from 8.25% to 8.95% per annum, with revised maturity dates ranging from 2029 to 2035.
In February 2026, following loan repayment by Minera Exar, the Company received $61,292 and used a portion of these proceeds to acquire from Ganfeng receivables owing from Exar Capital totaling $26,005.
During the nine months ended September 30, 2026, Exar Capital repaid a portion of its outstanding loan and related interest, amounting to $58,576.
As of September 30, 2026, the total outstanding loans to Exar Capital, including accrued interest, amounted to $295,995, with scheduled maturity and interest rates as follows:

Scheduled Maturities (Year)	Outstanding amount ($)	Interest Rate (%)
2029	1,557	8.47%
2030	31,426	8.75%
2031	31,597	8.95%
2032	41,261	8.25%
2033	52,814	8.36%
2034	44,218	8.48%
2035	93,122	8.63%
The recoverability of these loans is dependent on the future cash flows and performance of the Cauchari-Olaroz project. The Company performed an expected credit loss assessment based on the anticipated future performance and cash flow projections of Cauchari-Olaroz. The assessment did not identify any significant increase in credit risk or other factors that would indicate a potential default.

14

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
9.PURCHASES AND SALES OF LITHIUM CARBONATE
Offtake Agreement with Ganfeng and Bangchak
The Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company is entitled to 49% of the offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and BCP Innovation PTE. LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd., to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity).
The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate, is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.
Purchases and sales of lithium carbonate
During the nine months ended September 30, 2026, the Company purchased its 49% share of Minera Exar’s lithium carbonate shipped during the period.
The Company sold the purchased lithium carbonate to Ganfeng and Bangchak and acted in the capacity of agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with the sale of lithium carbonate to Ganfeng and Bangchak and the Company was not directly exposed to inventory or price risk related to lithium carbonate.

During the nine months ended September 30, 2026, the Company made approximately $266,092 worth of purchases of lithium carbonate from Minera Exar and sold an equivalent amount, totaling approximately $266,092, to Ganfeng and Bangchak.
Since there was no net commission earned by the Company, there was no impact on the Company’s statement of comprehensive income/loss for the nine months ended September 30, 2026.
As at September 30, 2026, the Company had a payable of $60,002 to Minera Exar for lithium carbonate purchases, and receivables totaling $57,461 from Ganfeng and Bangchak for sales of lithium carbonate, as disclosed on the statement of financial position.
The Company performed an expected credit loss assessment for these receivables, and concluded that the expected credit loss was insignificant, given the short-term nature of the balances and the counterparties' history of timely settlement. The majority of these receivables were settled subsequent to September 30, 2026.

10.PASTOS GRANDES
The Company holds an 85.1% interest in Proyecto Pastos Grandes S.A. (“PGCo”), through Millennial, which holds the Pastos Grandes project in Salta, Argentina. The remaining 14.9% interest in PGCo is held by Ganfeng. As the Company controls PGCo, PGCo is consolidated in the Company’s condensed consolidated interim financial statements. Ganfeng’s 14.9% interest is presented as non-controlling interest.

From August 24, 2026, the assets and liabilities of PGCo are presented within assets and liabilities held for sale and its results are presented as a discontinued operation (Note 4). The Company retained control of PGCo until the PPG JV transaction closed on October 12, 2026 (Note 23).

15

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
10.PASTOS GRANDES (continued)
Loans to Minera Exar
In the third quarter of 2024, PGCo entered into a loan facility with Minera Exar with an aggregate principal of $65,000 to fund debt repayment, working capital, and other operational requirements.
On February 9, 2026, Minera Exar fully repaid the loan outstanding to PGCo, including accrued interest, totaling $72,015.

$
Loans advanced by PGCo to Minera Exar, as at December 31, 2024	67,355
Accrued interest	5,892
Derecognition of existing loans upon extinguishment	(72,445)
Recognition of new loans at fair value upon restructuring	70,735
Loans to Minera Exar, as at December 31, 2025	71,537
Accrued interest	478
Repayment of loan principal	(65,000)
Repayment of accrued interest	(7,015)
Loans to Minera Exar, as at September 30, 2026	-
2025 Share Premium Reduction and Shareholder Distribution
During the fourth quarter of 2025, PGCo executed a share premium reduction and related distribution to its shareholders.
The shareholder distribution payable was denominated in Argentine pesos and indexed for inflation until settlement. At December 31, 2025, the total payable at the PGCo level attributable to Ganfeng for its non-controlling interest in PGCo was $12,859.
2026 Amendment to PGCo Share Premium Reduction and Shareholder Distribution
In March 2026, the Board and shareholders of PGCo approved an amendment to the previously approved share premium distribution. On March 12, 2026, the shareholder distribution payable was novated from an Argentine peso, inflation-indexed liability into a fixed US dollar liability of $80,031, with no further inflation indexation after October 22, 2025.
During the first quarter of 2026, PGCo settled the shareholder distribution payable to Ganfeng through a combination of cash payment of $10,723 and capitalization of $1,194 as a contribution to PGCo. Following the amendment and settlement, the shareholder distribution payable to Ganfeng was fully extinguished.

16

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands
11.PROPERTY, PLANT AND EQUIPMENT

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Cost
As at December 31, 2024	5,863	2,716	3,066	11,645
Additions	-	-	875	875
Disposals	-	-	(689)	(689)
As at December 31, 2025	5,863	2,716	3,252	11,831
Reclassification to assets held for sale (Note 4)	(5,863)	(2,639)	(1,674)	(10,176)
As at September 30, 2026	-	77	1,578	1,655

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Accumulated depreciation
As at December 31, 2024	426	167	2,064	2,657
Depreciation for the period	59	20	410	489
Disposals	-	-	(689)	(689)
As at December 31, 2025	485	187	1,785	2,457
Depreciation for the period	40	14	290	344
Reclassification to assets held for sale (Note 4)	(525)	(164)	(1,127)	(1,816)
As at September 30, 2026	-	37	948	985

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Net book value
As at December 31, 2025	5,378	2,529	1,467	9,374
As at September 30, 2026	—	40	630	670
1The “Other” category includes right of use assets with a cost of $1,277 and $739 of accumulated depreciation as at September 30, 2026.

17

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
12.EXPLORATION AND EVALUATION ASSETS
Exploration and evaluation assets were as follows:

	Millennial Projects	Other Claims	Total
	$	$	$
Total exploration and evaluation assets
As at December 31, 2024	342,394	1,400	343,794
Additions	229	-	229
Disposals	(3,009)	-	(3,009)
As at December 31, 2025	339,614	1,400	341,014
Additions	6	-	6
Reclassification to assets held for sale (Note 4)	(339,620)	-	(339,620)
As at September 30, 2026	-	1,400	1,400
13.CONVERTIBLE DEBENTURES
2021 Equity-settleable convertible notes

On December 6, 2021, the Company closed an offering (the “Offering”) of $225,000 aggregate principal amount of 1.75% Convertible Notes due in 2027 (the “Convertible Notes”, “Notes”, or “equity-settleable convertible notes”). On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.
The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss. These derivatives are accounted for together as a single derivative when separated from the debt host.

	Debt host	Convertible note derivative	Total
	$	$	$
2021 Equity-settleable convertible notes
As at December 31, 2024	207,829	608	208,437
Loss on change in fair value of convertible notes derivative	-	2,416	2,416
Accrued Interest	27,837	-	27,837
Interest payment	(2,454)	-	(2,454)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at December 31, 2025	231,137	3,024	234,161
Gain on change in fair value of convertible notes derivative	-	(3,023)	(3,023)
Accrued Interest	22,839	-	22,839
Interest payment	(2,453)	-	(2,453)
Reclassification of short-term accrued interest to short-term liability	(943)	-	(943)
As at September 30, 2026	250,580	1	250,581

18

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
13.CONVERTIBLE DEBENTURES (continued)
The fair value of the derivative as at September 30, 2026, was estimated using a partial differential equation method with Monte Carlo simulation. The significant inputs used in the valuation were as follows:

2021 Equity-settleable convertible notes
Valuation input	Assumption
Share price	$5.50
Volatility	60%
Risk-free interest rate	4.22%
Expected dividend yield	0%
Credit spread	3.84%
The valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and to the assumed volatility of the Company’s share price. A gain on change in fair value for the nine months ended September 30, 2026, of $3,023 (2025 – gain of $111) was recognized in the consolidated statement of comprehensive income.
Interest expense for the nine months ended September 30, 2026, of $22,839 (2025 – $20,528) was recognized as finance costs in the consolidated statement of comprehensive income.
The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Convertible Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Convertible Notes for more than 12 months after the end of the reporting periods and presents the Convertible Notes within its current liabilities.
The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15th and July 15th of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions which are disclosed in the 2025 Annual Financials.
Subsequent to September 30, 2026, in October 2026, the Company repurchased $200,000 aggregate principal amount of its 2021 Convertible Notes due January 15, 2027, for cash consideration of $198,400, representing 99.20% of the principal amount repurchased, together with accrued and unpaid interest of $943. The repurchase was funded from the net proceeds of the convertible debenture issued on September 15, 2026, and cash on hand. Following the repurchase, $58,750 aggregate principal amount of the Convertible Notes remains outstanding.

Convertible debenture issued to GFL

On September 15, 2026, the Company issued an unsecured convertible debenture in the principal amount of $180,000 to GFL International Co., Limited ("GFL"), a subsidiary of Ganfeng, on a non-brokered private placement basis (the "GFL Convertible Debenture" or "GFL Debenture"). The GFL Debenture matures on September 15, 2032. Proceeds are restricted to purchasing, refinancing or repaying the Company’s 1.75% convertible notes maturing on January 15, 2027.

The GFL Debenture represents a financial instrument that includes a debt host accounted for at amortized cost and a compound embedded derivative comprising the conversion right and the related redemption and adjustment features, which is separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive income. The conversion feature is not an equity instrument, and no equity component has been recognized.

19

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
13.CONVERTIBLE DEBENTURES (continued)
On initial recognition the embedded derivative was recorded at its fair value of $29,792 and the debt host at the residual of $150,208, and no gain or loss arose on initial recognition.

	Debt host	Convertible note derivative	Total
	$	$	$
GFL - Convertible Debentures
As at December 31, 2025	-	-	-
Issuance of convertible debt to GFL	150,208	29,792	180,000
Gain on change in fair value of convertible notes derivative	-	(2,425)	(2,425)
Accrued Interest	453	-	453
Interest payment	-	-	-
Reclassification of short-term accrued interest to short-term liability	(300)	-	(300)
As at September 30, 2026	150,361	27,367	177,728

The fair value of the derivative as at September 30, 2026, was estimated using a partial differential equation method with Monte Carlo simulation. The significant inputs used in the valuation were as follows:

GFL - Convertible debentures
Valuation input	Assumption
Share price	$5.50
Volatility	74%
Risk-free interest rate	5.14%
Expected dividend yield	0%
Credit spread	3.10%

The valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and to the assumed volatility of the Company’s share price. A 10% increase in the share price would increase the fair value of the derivative by approximately 18%, and a 10% decrease would reduce it by approximately 17%. A 5% increase or decrease in the assumed volatility would increase or decrease the fair value by approximately 9%. A gain on change in fair value for the nine months ended September 30, 2026, of $2,425 was recognized in the consolidated statement of comprehensive income/loss.
Interest expense for the nine months ended September 30, 2026, of $453 was recognized as finance costs in the consolidated statement of comprehensive income/loss.
The GFL Debenture is convertible at the option of the holder and the conversion option is not classified as equity. As a result, the Company does not have the right to defer settlement of the GFL Debenture for more than 12 months after the end of the reporting period and presents the GFL Debenture within its current liabilities.
The GFL Debenture is unsecured and accrues interest at a rate of 4.0% per annum, payable in cash semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2027. It is convertible into common shares of the Company at a conversion price of $12.50 per share, being 14,400,000 common shares at the initial conversion price, at the option of the holder from the earliest of a change of control of the Company, an event of default remaining uncured for 30 days, and September 15, 2027.

20

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
13.CONVERTIBLE DEBENTURES (continued)
Conversion is settleable only in common shares and becomes effective on the sixty-first day following a conversion notice. The number of common shares issuable is limited by an exchange cap and by a cap restricting the holder to 19.99% of the issued and outstanding common shares, with any excess remaining outstanding as principal.
The conversion price is subject to customary anti-dilution adjustments and, for twelve months from issuance, to a broad-based weighted average adjustment if the Company issues common shares or convertible securities below the conversion price in a private financing. From September 15, 2027, the Company may redeem the GFL Debenture in cash at the conversion amount on 70 to 90 days’ notice if the closing sale price of the common shares has been at least 130% of the conversion price for 20 of any 30 consecutive trading days. The holder may require redemption in cash on a continuing event of default, automatically on a bankruptcy event of default, and on termination of the shareholders' agreement in specified circumstances.
14.SHARE CAPITAL AND EQUITY COMPENSATION
On January 23, 2025, the Company completed the Continuation from Canada to Switzerland. As a result of the Continuation, Lithium Argentina's shares were established with a nominal par value of $0.01 per share. The number of shares outstanding remained unchanged.
The share capital is fully paid-in, meaning that the entire issue price of the shares has been fully paid to Lithium Argentina. Lithium Argentina has one class of shares outstanding, being the Common Shares. The Common Shares are not convertible into shares of any other class or series.
Equity Incentive Plan
The Company has an equity incentive plan (the “Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board. The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”). The Plan is a “rolling plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 8% of the outstanding shares from time to time.
Restricted Share Units
During the nine months ended September 30, 2026, the Company granted 1,616 RSUs (2025 – 4,529) to its employees and consultants.
The total estimated fair value of the RSUs granted was $12,480 (2025 – $12,560), based on the market value of the Company’s shares on the grant date. As at September 30, 2026, the total unamortized compensation cost related to unvested RSUs was $9,922 (December 31, 2025 – $8,678).
During the nine months ended September 30, 2026, equity compensation expense related to RSUs of $11,188 was recognized (2025 – $8,250). A summary of changes to the number of outstanding RSUs is as follows:

21

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
14.SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2024	3,278
Converted into shares	(437)
Granted	4,529
Forfeited	(6)
Balance, RSUs outstanding as at December 31, 2025	7,364
Converted into shares	(1,389)
Granted	1,616
Forfeited	(17)
Balance, RSUs outstanding as at September 30, 2026	7,574
Deferred Share Units
During the nine months ended September 30, 2026, the Company granted 116 DSUs (2025 – 324) with a total estimated fair value of $900 (2025 – $900). During the nine months ended September 30, 2026, equity compensation expense related to DSUs of $900 was recognized (2025 – $900).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2024	641
Granted	324
Balance, DSUs outstanding as at December 31, 2025	965
Granted	116
Balance, DSUs outstanding as at September 30, 2026	1,081
Stock Options
During the nine months ended September 30, 2026, no stock options were granted by the Company (2025 – none).
A summary of changes to outstanding stock options is as follows:

Number of Options (in 000's)
Balance, stock options outstanding as at December 31, 2024	2,715
Balance, stock options outstanding as at December 31, 2025	2,715
Exercised	(245)
Balance, stock options outstanding as at September 30, 2026	2,470
As at September 30, 2026, there was $382 (December 31, 2025 – $1,368) of total unamortized compensation cost relating to unvested stock options. During the nine months ended September 30, 2026, stock-based compensation expense related to stock options of $986 (2025 – $2,385) was recognized.
Performance Share Units
During the nine months ended September 30, 2026, the Company did not grant any PSUs (2025 – none).

22

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
14.SHARE CAPITAL AND EQUITY COMPENSATION (continued)
As at September 30, 2026, there was no unamortized compensation cost relating to unvested PSUs (December 31, 2025 – $108). During the nine months ended September 30, 2026, equity compensation expense related to PSUs of $108 was charged to operating expenses (2025 – $244).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2024	236
Converted into shares	(38)
Balance, PSUs outstanding as at December 31, 2025	198
Converted into shares	(140)
Balance, PSUs outstanding as at September 30, 2026	58
15.RELATED PARTY TRANSACTIONS
Any transactions between the Company and its equity-accounted investees Sal de la Puna, Minera Exar, and Exar Capital are considered related party transactions (refer to Notes 6, 7, 8 and 9).
▪Minera Exar, one of the Company’s equity-accounted investees, has entered into the following transactions with companies controlled by the family of its Director, who is also a director of Lithium Argentina:
•Option Agreement with Grupo Minero Los Boros S.A. dated March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprise a portion of the Cauchari-Olaroz project. During the first quarter of 2026, the Company resumed discussions with Grupo Minero Los Boros regarding the agreed quarterly payment schedule, which had been suspended since August 2022. Accordingly, installment payments of $200 each were made in February, May, and August 2026.
•No expenditures were incurred under the construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L. (“Magna”) for the nine months ended September 30, 2026.
•Service agreement with a consortium owned 49% by Magna. The agreement, entered into in Q1 2022, relates to the servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term. For the nine months ended September 30, 2026, transactions under this agreement totaled $20,158 (including VAT).

▪During the nine months ended September 30, 2026, Exar Capital facilitated the purchase of certain materials and supplies on behalf of Minera Exar amounting to $28,570 (2025 – $14,091). These transactions are settled by Minera Exar upon delivery of the goods and receipt of supplier documentation.

▪During the nine months ended September 30, 2026, Minera Exar repaid a portion of outstanding loan and related interest to Exar Capital totaling $124,864.

▪During the nine months ended September 30, 2026, Minera Exar repaid in full the loan receivable owing to PGCo, including accrued interest, totaling $72,015, comprising principal of $65,000 and accrued interest of $7,015 (Note 10).

▪During the nine months ended September 30, 2026, Exar Capital repaid a portion of outstanding loan and related interest to the Company totaling $58,576 (Note 8).

▪During the nine months ended September 30, 2026, the Company acquired $26,005 of Exar Capital loan receivables from Ganfeng (Note 8).

23

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
15.RELATED PARTY TRANSACTIONS (continued)

The amounts due by Minera Exar and Exar Capital to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.
Compensation of Key Management
Key management are the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team and amounts due as of September 30, 2026, were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Share based compensation	3,465	3,204	11,511	11,310
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	813	958	2,584	2,544
Salaries, bonuses and benefits included in exploration expenditures	—	56	126	218
	4,278	4,218	14,221	14,072

	September 30, 2026	December 31, 2025
	$	$
Total due to directors	131	101
16.GENERAL AND ADMINISTRATIVE EXPENSES
The following table summarizes the Company’s general and administrative expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries, benefits and directors' fees	2,020	1,658	7,529	5,643
Office and administration	1,429	696	2,536	2,138
Professional fees	1,301	656	3,781	2,311
Regulatory and filing fees	-	68	-	120
Travel	130	145	456	363
Investor relations	37	95	170	554
Depreciation	86	76	260	262
	5,003	3,394	14,732	11,391

24

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
17.EXPLORATION AND EVALUATION EXPENDITURES
The following table summarizes the Company’s exploration and evaluation expenditures:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	Arena Minerals	Arena Minerals	Arena Minerals	Arena Minerals
	$	$	$	$
Consulting and salaries	195	584	661	1,924
	195	584	661	1,924
18.FINANCE AND OTHER COSTS
The following table summarizes the Company’s finance and other costs:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Interest on convertible notes	8,348	7,092	23,292	20,528
Other expenses	185	40	1,237	588
	8,533	7,132	24,529	21,116
19.FINANCE AND OTHER INCOME
The following table summarizes the Company’s finance and other income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Interest on loans to Exar Capital	6,699	10,325	20,233	33,564
Interest on cash and cash equivalents	1,305	781	2,861	2,275
Other income	205	198	597	697
	8,209	11,304	23,691	36,536
20.SEGMENTED INFORMATION
The Company holds interests in lithium projects in Argentina. Its interest in the Cauchari-Olaroz project, which is in production, is held through its associates, Minera Exar, accounted for using the equity method. The Pastos Grandes Basin projects are classified as held for sale and presented as discontinued operations at September 30, 2026, and were contributed to the PPG JV on October 12, 2026 (Note 4). Operating segments are reported in a manner consistent with the internal reporting to the executive leadership team, who act as the chief operating decision-makers.

The Company has identified two operating segments: Cauchari-Olaroz and Pastos Grandes Basin. Corporate comprises assets, liabilities and expenses that are not allocated to an operating segment, including the Antofalla exploration project held through the Company’s subsidiary Arena Minerals, which is not material.

25

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
20.SEGMENTED INFORMATION (continued)
The Company’s reportable segments and corporate assets are summarized in the following tables:

	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at September 30, 2026
Property, plant and equipment	-	-	670	670
Exploration and evaluation assets	-	-	1,400	1,400
Total assets of continuing operations	449,097	-	372,622	821,719
Total liabilities of continuing operations	-	-	(496,279)	(496,279)
Assets held for sale (Note 4)	-	532,049	-	532,049
Liabilities held for sale (Note 4)	-	(944)	-	(944)
For the nine months ended September 30, 2026
Loss from discontinued operations	-	(2,980)	-	(2,980)
Income/(loss) from continuing operations	51,076	-	(26,373)	24,703
Exploration expenditures	-	-	(661)	(661)
Depreciation	-	-	(260)	(260)
Interest expense	-	-	(23,292)	(23,292)
For the three months ended September 30, 2026
Loss from discontinued operations	-	(554)	-	(554)
Income/(loss) from continuing operations	16,753	-	(3,231)	13,522
Exploration expenditures	-	-	(195)	(195)
Depreciation	-	-	(86)	(86)
Interest expense	-	-	(8,348)	(8,348)

26

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
20.SEGMENTED INFORMATION (continued)

	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at December 31, 2025
Property, plant and equipment	-	8,444	930	9,374
Exploration and evaluation assets	-	339,614	1,400	341,014
Total assets	409,762	605,326	84,692	1,099,780
Total liabilities	-	(14,728)	(268,119)	(282,847)
For the nine months ended September 30, 2025
Property, plant and equipment additions	-	-	273	273
Loss from discontinued operations	-	(393)	-	(393)
Loss from continuing operations	(53,422)	-	(21,929)	(75,351)
Exploration expenditures	-	-	(1,924)	(1,924)
Depreciation	-	-	(262)	(262)
Interest expense	-	-	(20,528)	(20,528)
For the three months ended September 30, 2025
Loss from discontinued operations	-	(469)	-	(469)
Loss from continuing operations	(52,499)	-	(11,506)	(64,005)
Exploration expenditures	-	-	(584)	(584)
Depreciation	-	-	(76)	(76)
Interest expense	-	-	(7,092)	(7,092)
The Company’s non-current assets are segmented geographically as follows:

	Outside Argentina $	Argentina $	Total $
Non-current assets (1)
As at September 30, 2026	241	146,268	146,509
As at December 31, 2025	343	443,408	443,751
1Non-current assets attributed to geographical locations exclude financial and other assets.
21.INCOME TAXES
In January 2025, the Company completed its corporate continuation from Canada to Switzerland. As a result, the corporate headquarters is subject to Swiss taxation, and Canadian tax losses and other Canadian tax attributes are no longer available to offset future taxable income at the corporate level. The Company continues to be subject to income taxes in other jurisdictions through its subsidiaries.
As at September 30, 2026, the Company recognized a deferred tax asset of $11 related to a Canadian subsidiary.
During the nine months ended September 30, 2026, the Company recognized a deferred tax recovery of $431 related to an Argentine subsidiary, which resulted in the full reversal of the deferred tax liability recognized as at December 31, 2025. The deferred tax recovery is presented within discontinued operations (Note 4).

27

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
22.FINANCIAL INSTRUMENTS
Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
Level 3 – Inputs for assets and liabilities that are not based on observable market data.
The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value.

Fair value hierarchy

Financial instruments
2021 Convertible notes - embedded derivative	Level 2
GFL Convertible debenture - embedded derivative	Level 3
JEMSE receivable	Level 3
The embedded derivative associated with the 2021 Convertible Notes (Note 13) is measured at fair value on a recurring basis and is classified within Level 2 as the valuation is based on observable market inputs, including the Company’s quoted share price, observable volatility, risk-free interest rates and market derived credit spread.
The embedded derivative associated with the GFL Debenture (Note 13) is measured at fair value on a recurring basis and is classified within Level 3. The GFL Debenture is not traded in an active market and no quoted price is available. The valuation is based on a Monte Carlo simulation. The significant unobservable inputs are the expected volatility of the Company’s common shares over the remaining term of the instrument, estimated at 74%, and the credit spread applicable to the Company, estimated at 3.10%. An increase in either input, in isolation, would increase the fair value of the embedded derivative, and a decrease would reduce it (Note 13).

The long-term receivable from JEMSE (Note 7) was measured at fair value upon initial recognition and is subsequently accounted for at amortized cost. The fair value at initial recognition was determined using unobservable inputs, including assumptions regarding the timing of future cash flows of Minera Exar and the applicable discount rate, and is classified within Level 3 of the fair value hierarchy.
The Company’s financial assets and financial liabilities measured at amortized cost include cash and cash equivalents, receivables from purchasers for lithium carbonate, loans to Exar Capital, other receivables, accounts payable and accrued liabilities, payable to Minera Exar for lithium carbonate purchases, JEMSE receivable, and the debt host component of the Convertible Debentures.
As at September 30, 2026, the fair value of such financial instruments measured at amortized cost approximated their carrying value.
The Company manages risks to minimize potential losses. The primary objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks. The principal risks impacting the Company’s financial instruments are described below.

28

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
22.FINANCIAL INSTRUMENTS (continued)
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables from Ganfeng for purchases of lithium carbonate, long-term receivable from JEMSE, and receivables related to loans advanced to Exar Capital (refer to Notes 7, 8, and 9).
The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position.
The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash and cash equivalents with major financial institutions and investing in only short-term obligations, with expected credit losses on cash and cash equivalents estimated to be de minimis. As of September 30, 2026, the Company held its cash and cash equivalents with three financial institutions, improving diversification and enhancing overall liquidity management. The Company has assessed the creditworthiness of these institutions and believes that the risk of default is minimal, given its credit rating.

The Company actively monitors credit exposure to Minera Exar and Exar Capital, which are related parties involved in the Cauchari-Olaroz Project. Management reviews their financial position regularly and, given the strategic nature of these relationships and the support from project partners, ensures that credit risk on these balances is maintained at acceptable levels.
The Company performed an expected credit loss assessment on its loans to Exar Capital as at September 30, 2026. Based on this assessment, management concluded that the expected credit losses were insignificant and, accordingly, no expected credit loss was recognized.
The Company and its subsidiaries and investees, including Minera Exar, may from time to time make short term investments in Argentine government securities, financial instruments guaranteed by Argentine banks, and other Argentine securities. These investments may or may not result in short-term gains or losses.
The Central Bank of Argentina maintains certain currency controls that limit the Company's ability to remit cash to and from Argentina. Blue Chip Swap transactions effectively allow companies to transfer U.S. dollars into and out of Argentina at market exchange rates. The Company used this mechanism to transfer funds to and out of Argentina, which resulted in a foreign exchange gain or loss due to the difference between the Blue Chip Swap market rate and the official Argentine Central Bank rate.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions, in order to estimate and maintain sufficient cash and cash equivalent reserves to meet liquidity requirements in both the short and long term. The Company prepares annual budgets, which are regularly monitored and updated as necessary.
As at September 30, 2026, the Company had a cash and cash equivalents balance of $312,332 and receivables from purchasers for lithium carbonate of $57,461 available to settle current liabilities, excluding liabilities held for sale, of $496,032. Current liabilities include the 2021 equity-settleable convertible notes and the GFL Debenture with a carrying value of $177,728 (Note 13). Excluding the GFL Debenture of $177,728, current liabilities were $318,304.

The GFL Debenture was classified as a current liability as at September 30, 2026, since it is convertible at the option of the holder and the conversion option is not classified as equity, and the Company does

29

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
22.FINANCIAL INSTRUMENTS (continued)
not have the right to defer settlement for more than twelve months after the end of the reporting period. Except in the circumstances described in Note 13, its principal of $180,000 is not repayable in cash until September 15, 2032.
Subsequent to September 30, 2026, in October 2026, the Company repurchased $200,000 aggregate principal amount of its 2021 convertible notes due January 15, 2027. The repurchase was funded from the proceeds of the GFL Debenture and cash on hand. Following the repurchase, $58,750 aggregate principal amount of the 2021 convertible notes remains outstanding.

Concurrently with the issuance of the GFL Debenture, the $130,000 debt facility with Ganfeng entered into in March 2026 was cancelled.

The following table summarizes the contractual maturities of the Company’s financial liabilities, excluding liabilities held for sale, on an undiscounted basis:

	Years ending December 31,
	2026	2027	2028	2029 and later	Total
	$	$	$	$	$
Convertible Notes and GFL Debenture	-	267,014	7,200	210,000	484,214
Accounts payable and accrued liabilities	66,198	-	-	-	66,198
Obligations under office leases¹	70	285	175	-	530
Total	66,268	267,299	7,375	210,000	550,942
1Includes principal and interest/finance charges.
The above table summarizes the contractual maturities as at September 30, 2026, assuming that the conversion rights attaching to the GFL Debenture are not exercised before the due date.

Market Risk
Market risk encompasses a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.
Foreign Currency Risk
The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results.
The Company and its subsidiaries and associates have a US dollar functional currency, and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”), Swiss francs (“CHF”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. As at September 30, 2026, the Company did not hold significant amounts of cash and cash equivalents denominated in CDN$, ARS$, and CHF.
23.SUBSEQUENT EVENTS
▪Subsequent to September 30, 2026, on October 12, 2026, the Company completed the PPG JV transaction (Note 4). On completion, the Company contributed its interest in Millennial, which holds the Pastos Grandes project and the Company’s 65% interest in the Sal de la Puna project, and Ganfeng contributed its Pozuelos-Pastos Grandes project, to the PPG JV. Following completion, the Company holds a 33% interest and Ganfeng holds a 67% interest in the PPG JV. As a result, the Company ceased to control Millennial and its subsidiaries from October 12, 2026.

30

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
23.SUBSEQUENT EVENTS (continued)

▪Subsequent to September 30, 2026, in October 2026, the Company repurchased $200,000 aggregate principal amount of its 2021 Convertible Notes due January 15, 2027, for cash consideration of $198,400, representing 99.20% of the principal amount repurchased, together with accrued and unpaid interest of $943. The repurchase was funded from the net proceeds of the convertible debenture issued on September 15, 2026, and cash on hand. Following the repurchase, $58,750 aggregate principal amount of the Convertible Notes remains outstanding.

▪Subsequent to September 30, 2026, LAR received $13,692 from Exar Capital as a repayment of a portion of outstanding loan and related interest.

31